UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MOLINA HEALTHCARE, INC.

(Name of issuer)

Common Stock, $0.001 par value

(Title of class of securities)

60855R100

(CUSIP number)

December 31, 2013

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 60855R100	Page 1 of 4 Pages

(1)	Names of reporting persons William Dentino
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 212,599
(6) Shared voting power 10,458,349
(7) Sole dispositive power 212,599
(8) Shared dispositive power 10,458,349
(9)	Aggregate amount beneficially owned by each reporting person 10,670,948
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 23.3%
(12)	Type of reporting person (see instructions) IN

Page 2 of 4 Pages

Item 1(a).	Name of Issuer:

MOLINA HEALTHCARE, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Oceangate, Suite 100,
Long Beach, CALIFORNIA 90802

Item 2(a).	Name of Persons Filing:

William Dentino

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3500 Douglas Blvd., Suite 160
Roseville, CA 95661

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

60855R100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a).☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 780).

(b).☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d).☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g).☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h).☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i).☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j).☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 3 of 4 Pages

Item 4.	Ownership.

(a).	Amount beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b).	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s).

(c).	Number of shares as to which such person has:

(i).	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii).	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii).	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv).	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

The amount beneficially owned as described above includes (a) 1,500 shares owned by Mr. Dentino, as to which Mr. Dentino has sole voting and investment power; (b) 10,458,349 shares owned by various trusts for the benefit of members of the Molina family, of which Mr. Dentino is a co-trustee with shared voting and investment power, and (c) 211,099 shares owned by the Estate of Mary R. Molina, of which Mr. Dentino is executor. Except as described in (a) above, Mr. Dentino does not have any interest in the above-referenced shares other than in his capacity as trustee of the trusts, and Mr. Dentino disclaims any other interest in the shares held by such trusts or the estate.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

/s/ William Dentino
Name: William Dentino